UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Workiva Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

98139A105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98139A105

1.	Name of Reporting Person: Martin J. Vanderploeg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: 3,411,159 (1)(2)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 3,065,919 (1)(2)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,411,159 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.7% (1)(3)

12.	Type of Reporting Person (See Instructions): IN

(1)    Shares owned include Class B common stock, as described below. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. Assumes conversion of all shares of Class B common stock beneficially owned by Mr. Vanderploeg into shares of Class A common stock.

(2)    Shares owned consist of (i) 328,402 shares of Class B common stock owned by the Jeffrey Dean Trom Charitable Remainder Trust, of which Mr. Vanderploeg is trustee; (ii) 546,825 shares of Class A common stock that may be acquired within 60 days of this statement upon the exercise of outstanding options; (iii) 2,154,023 shares of Class B common stock owned by the Martin J. Vanderploeg 2001 Revocable Living Trust, of which Mr. Vanderploeg is trustee; (iv) 36,669 shares of Class A common stock that may be acquired within 60 days of this statement upon the vesting of outstanding restricted stock units; and (v) 345,240 shares of Class B common stock owned by LAURA C WILLIAMS TR UA 05/02/2001, of which Laura Williams is the trustee and has entered into an irrevocable proxy under which she has granted sole voting power to Mr. Vanderploeg for so long as the trust holds such shares. Ms. Williams has sole dispositive power as to such shares.

(3)    Based on 40,719,189 shares of Class A common stock outstanding as of December 31, 2020, plus the number of shares of Class B common stock beneficially owned by Mr. Vanderploeg, shares of Class A common stock that may be acquired by Mr. Vanderploeg within 60 days upon the exercise of outstanding restricted stock units and shares of Class A common stock that may be acquired by Mr. Vanderploeg within 60 days upon the exercise of outstanding options, which are treated as converted into Class A common stock or exercised, as applicable, only for the purpose of computing the percentage ownership of Mr. Vanderploeg. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. There were 8,069,610 shares of Class B common stock outstanding as of December 31, 2020, as reported by the issuer to the reporting person, including the 2,827,665 shares of Class B common stock beneficially owned by Mr. Vanderploeg. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

Item 1.

	(a)	Name of Issuer: Workiva Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 2900 University Blvd Ames, IA 50010

Item 2.

	(a)	Name of Person Filing: Martin J. Vanderploeg
	(b)	Address of Principal Business Office or, if none, Residence: c/o Workiva Inc. 2900 University Blvd Ames, IA 50010
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 98139A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C 78c).

	(b)	☐	Bank as defined in section 3(a) (6) of the Act (15 U.S.C 78c).

	(c)	☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	Investment adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with SS 240. 13d-1(b) (ii) (F);

	(g)	☐	Parent holding company or control person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,411,159 (1)(2)
	(b)	Percent of class: 7.7% (1)(3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 3,411,159 (1)(2)
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 3,065,919 (1)(2)
		(iv)	Shared power to dispose or to direct the disposition of -0-

(1)    Shares owned include Class B common stock, as described below. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. Assumes conversion of all shares of Class B common stock beneficially owned by Mr. Vanderploeg into shares of Class A common stock.

(2)    Shares owned consist of (i) 328,402 shares of Class B common stock owned by the Jeffrey Dean Trom Charitable Remainder Trust, of which Mr. Vanderploeg is trustee; (ii) 546,825 shares of Class A common stock that may be acquired within 60 days of this statement upon the exercise of outstanding options; (iii) 2,154,023 shares of Class B common stock owned by the Martin J. Vanderploeg 2001 Revocable Living Trust, of which Mr. Vanderploeg is trustee; (iv) 36,669 shares of Class A common stock that may be vesting within 60 days of this statement upon the exercise of outstanding restricted stock units; and (v) 345,240 shares of Class B common stock owned by LAURA C WILLIAMS TR UA 05/02/2001, of which Laura Williams is the trustee and has entered into an irrevocable proxy under which she has granted sole voting power to Mr. Vanderploeg for so long as the trust holds such shares. Ms. Williams has sole dispositive power as to such shares.

(3)    Based on 40,719,189 shares of Class A common stock outstanding as of December 31, 2020, plus the number of shares of Class B common stock beneficially owned by Mr. Vanderploeg, shares of Class A common stock that may be acquired by Mr. Vanderploeg within 60 days upon the exercise of outstanding restricted stock units and shares of Class A common stock that may be acquired by Mr. Vanderploeg within 60 days upon the exercise of outstanding options, which are treated as converted into Class A common stock or exercised, as applicable, only for the purpose of computing the percentage ownership of Mr. Vanderploeg. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. There were 8,069,610 shares of Class B common stock outstanding as of December 31, 2020, as reported by the issuer to the reporting person, including the 2,827,665 shares of Class B common stock beneficially owned by Mr. Vanderploeg. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	/s/ Martin J. Vanderploeg
Martin J. Vanderploeg